UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2006

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	**001-13458**	**84-0920811**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   **80239**

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Total pages: 4
Exhibit index at:4

Item 1.01   Entry into a Material Definitive Agreement.

On June 7, 2006, we have entered into a new loan with Citywide Banks for up to $5,156,641 secured by the land, building and fixtures at our Denver, Colorado facilities. This loan replaces the bank loan with Citywide Banks, secured by the facilities, in the principal amount of approximately $1,582,915. The new bank loan has a six-month draw period, during which monthly payments of interest only will be due, after which the outstanding amount converts to a 15-year fully amortized term loan with principal and interest payments monthly. The monthly amount will initially be $49,300, commencing December 7, 2006. Interest on the bank loan is at the prime rate as published in The Wall Street Journal, adjusted annually each June. Part of the proceeds of the new loan have been used to pay off the prior loan secured by our facilities, and the remaining proceeds will be used in business operations, including development of new products and the introduction of new products. As did the prior bank loan, the loan agreement contains a number of covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. We may not declare any dividends that would result in a violation of either of these covenants.

In connection with the new loan secured by the facilities, we agreed with Citywide Banks to reduce the amount available under our line of credit with Citywide Banks from $1,800,000 to $1,300,000.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

The following are exhibits to this Report:

Exhibit No.	Document
10.0	Promissory Note dated June 7, 2006 by us to Citywide Banks; Business Loan Agreement dated June 7,2006 between us and Citywide Banks; Deed of Trust dated June 7, 2006 among us, Citywide Banks and the Public Trustee of the City and County of Denver, Colorado; Assignment of Rents dated June 7, 2006 between us and Citywide Banks; letter agreement dated June 7, 2006 regarding the change in the amount under the existing bank line of credit with Citywide Banks, and Addendum to Loan Documents dated June 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCOTT'S LIQUID GOLD-INC.
(Registrant)

Date: June 12, 2006   /s/ Jeffry B. Johnson

                                         By: Jeffry B. Johnson
                                         Chief Financial Officer and
                                         Treasurer

EXHIBIT INDEX

Exhibit No.	Document
10.0	Promissory Note dated June 7, 2006 by us to Citywide Banks; Business Loan Agreement dated June 7,2006 between us and Citywide Banks; Deed of Trust dated June 7, 2006 among us, Citywide Banks and the Public Trustee of the City and County of Denver, Colorado; Assignment of Rents dated June 7, 2006 between us and Citywide Banks; letter agreement dated June 7, 2006 regarding the change in the amount under the existing bank line of credit with Citywide Banks, and Addendum to Loan Documents dated June 7, 2006.